                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2005
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F_____ Form 40-F__X__

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes_____ No__X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This report on Form 6-K is being furnished for the sole purpose of providing a copy of a press release in which the Company announced that it has decided to obtain an independent valuation to support its treatment of the goodwill associated with the acquisition of TVX and Echo Bay and that investors are advised not to rely on the financial statements or the related auditor's report for the year ended December 31, 2003.

                                      INDEX





                                Table of Contents


SIGNATURES
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EXHIBIT INDEX
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99.1    Press Release dated February 3, 2005.



This Current Report on Form 6-K, dated February 3, 2005 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                                   SIGNATURES


        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KINROSS GOLD CORPORATION



                                        Signed: /s/ Shelley M. Riley
                                                --------------------
                                                Corporate Secretary

February 3, 2005.